DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Yvan-Claude Pierre yvan-claude.pierre@dlapiper.com T 212.335.4670 F 917.778.8670

January 10, 2011

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention:	H. Christopher Owings Angie Kim

Re:	Kingold Jewelry, Inc. Amendment No. 6 to Registration Statement on Form S-l File No. 333-167626

Dear Mr. Owings:

On behalf of Kingold Jewelry, Inc. (the “Company”), we are pleased to respond as follows to the Staff’s comments delivered orally by Ms. Angie Kim on January 6, 2011, relating to the above-captioned Registration Statement.  Captions and page references herein correspond to those set forth in Amendment No. 6 to the Registration Statement filed on January 10, 2011 (“Amendment No. 6”), a copy of which has been marked with the changes from Amendment No. 5 to the Registration Statement filed on December 6, 2010 (“Amendment No. 5”).  We have enclosed five (5) copies of a marked draft of the Registration Statement and five (5) copies of a clean draft of the Registration Statement with this letter.

This letter is being filed in response to the Securities and Exchange Commission’s (“Staff’s”) delivered orally by Ms. Angie Kim on January 6, 2011.

Please acknowledge your receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the stamped, self-addressed envelope provided.

Please note that for the Staff’s convenience, we have summarized each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment No. 5 to Registration Statement on, Form S-l

Risk Factors, page 28

1.	Please discuss the drop in your stock price from the date of your last filing either in the Risk Factors or the Recent Developments section.

Response: Pursuant to the Staff’s comment, we have expanded upon our disclosure on page 28 to explain the drop in our stock price, and have reflected the risk that such downward pressure may continue.

Director and Executive Compensation, page 62

2.	Please update your director and executive compensation to reflect amounts accounted for in 2010.

Response: Pursuant to the Staff’s comment, we have revised our discussion of director and executive compensation and other matters on pages 59 through 66. Additionally, we have filed an amendment to our chief financial officer’s employment agreement as Exhibit 10.10.

Updated Stock Price

3.
Please update the stock price reflected in your registration statement to reflect the market price on the latest practicable date. In doing so, please show the updated price affects other portions of the registration statement.

Response: We note the Staff’s comment. We have updated our stock price to reflect the closing price on January 7, 2011. Furthermore, we have reflected this price throughout the registration statement and shown its affect on calculations on pro forma basis and otherwise in various sections of the Amendment No. 6 such as Summary Consolidated Financial Information, Use of Proceeds, Capitalization and Dilution.

Exhibits 5.1 and 5.2

4.
Consider revising the opinions of DLA Piper LLP (US) and Grandall Legal Group (Beijing) to reflect the fact that such opinions may be relied upon as of the date of the effectiveness of the registration statement as opposed to merely the date of the opinion.

Response: Pursuant to the Staff’s comment, both opinions have been revised to reflect the fact that they may be relied upon as of the date of the effectiveness of the registration statement.

If you have any questions, please contact the undersigned at 212.335.4670.

Sincerely, /s/ Yvan-Claude Pierre Yvan-Claude Pierre

*****

cc:	Mr. Zhihong Jia,Kingold Jewelry, Inc. Paul Goodman, Esq., Cyruli Shanks Hart & Zizmor, LLP William Haddad, Esq., DLA Piper LLP (US) Yang Juan, Grandall Legal Group (Beijing)